

Ari S. Goldberg · 2nd

Entrepreneur and investor. Founder of RNMKR, RLBLC, Globalist, and StyleCaster.

New York, New York, United States · Contact info

500+ connections

RNMKR

New York University

Experience

Founder + Chairman
RNMKR
Jan 2017 – Present · 5 yrs 1 mo

RNMKR is an investment firm that applies proven business practices multiplied by the scale of the internet.

Founder + CEO
Globalist · Full-time
Oct 2015 – Present · 6 yrs 4 mos
New York, New York, United States

Founder
Barber Surgeons Guild
Sep 2016 – Dec 2021 · 5 yrs 4 mos
NYC / LA

Barber Surgeons Guild provides the highest quality products and services for grooming, maintenance and essentials.

www.barbersurgeonsguild.com

Founder
StyleCaster
Aug 2006 – Aug 2014 · 8 yrs 1 mo

www.stylecaster.com

Vice President | Strategy + Business Development
LRMR Marketing
Sep 2006 – Oct 2007 · 1 yr 2 mos

www.lrmrmarketing.com

Education

New York University
BA, Economics + Political Science

New York University
Masters, Sports Business & Hospitality